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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

InferX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	[None]	13 G	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Lacuna Hedge Fund LLLP IRS ID No.: 20-3982381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,283,298 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,283,298 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,283,298 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.99% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge Fund”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge Fund and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Lacuna Hedge Fund holds 1,620,000 shares and warrants to purchase 663,298 shares that are exercisable within 60 days. Lacuna Hedge Fund also holds warrants to purchase up to 416,702 shares that are not exercisable within 60 days. By their terms, the warrants held by Lacuna Hedge Fund are not exercisable to the extent that exercise would result in the Lacuna Entities acquiring beneficial ownership of greater than 19.99% of the Issuer's issued and outstanding Common Stock. If all of the 1,080,000 warrants were exercised in full, the Lacuna Entities would beneficially own 2,700,000 shares, which would represent beneficial ownership of approximately 22.8% of the Issuer's issued and outstanding Common Stock. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(3) This percentage is calculated based upon 10,758,905 shares of the Issuer's Common Stock outstanding as of April 20, 2007 (plus shares issuable upon the exercise of warrants exercisable within 60 days), as set forth in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on April 26, 2007.

CUSIP No.	[None]	13 G	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Lacuna Hedge GP LLLP IRS ID No.: 20-3982314

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,283,298 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,283,298 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,283,298 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.99% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Lacuna Hedge Fund holds 1,620,000 shares and warrants to purchase 663,298 shares that are exercisable within 60 days. Lacuna Hedge Fund also holds warrants to purchase up to 416,702 shares that are not exercisable within 60 days. By their terms, the warrants held by Lacuna Hedge Fund are not exercisable to the extent that exercise would result in the Lacuna Entities acquiring beneficial ownership of greater than 19.99% of the Issuer's issued and outstanding Common Stock. If all of the 1,080,000 warrants were exercised in full, the Lacuna Entities would beneficially own 2,700,000 shares, which would represent beneficial ownership of approximately 22.8% of the Issuer's issued and outstanding Common Stock. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly own any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(3) This percentage is calculated based upon 10,758,905 shares of the Issuer's Common Stock outstanding as of April 20, 2007 (plus shares issuable upon the exercise of warrants exercisable within 60 days), as set forth in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on April 26, 2007.

CUSIP No.	[None]	13 G	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Lacuna, LLC IRS ID No.: 20-3982096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,283,298 shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

2,283,298 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,283,298 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.99% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Lacuna Hedge Fund holds 1,620,000 shares and warrants to purchase 663,298 shares that are exercisable within 60 days. Lacuna Hedge Fund also holds warrants to purchase up to 416,702 shares that are not exercisable within 60 days. By their terms, the warrants held by Lacuna Hedge Fund are not exercisable to the extent that exercise would result in the Lacuna Entities acquiring beneficial ownership of greater than 19.99% of the Issuer's issued and outstanding Common Stock. If all of the 1,080,000 warrants were exercised in full, the Lacuna Entities would beneficially own 2,700,000 shares, which would represent beneficial ownership of approximately 22.8% of the Issuer's issued and outstanding Common Stock. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(3) This percentage is calculated based upon 10,758,905 shares of the Issuer's Common Stock outstanding as of April 20, 2007 (plus shares issuable upon the exercise of warrants exercisable within 60 days), as set forth in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on April 26, 2007.

CUSIP No.	[None]	13 G	Page	5	of	10

Item 1(a).	Name of Issuer:

InferX Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Colonial Center Parkway, Suite 260
Roswell, GA 30076

Item 2(a).	Name of Person Filing:

Lacuna Hedge Fund LLLP (“Lacuna Hedge Fund”) Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) Lacuna, LLC (“Lacuna LLC” and, collectively with Lacuna Hedge Fund and Lacuna Hedge GP, the “Lacuna Entities”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Lacuna LLC 1100 Spruce Street, Suite 202 Boulder, CO 80302

Item 2(c).	Citizenship:

Lacuna Hedge Fund — Delaware, USA Lacuna Hedge GP — Delaware, USA Lacuna LLC — Delaware, USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	[None]	13 G	Page	6	of	10

Item 4.	Ownership.
                                The following information with respect to the ownership of the Common Stock of the Issuer held by the Reporting Persons filing this statement on Schedule 13G is provided as of May 31, 2007:

	Lacuna Entities (1)	Lacuna LLC	Lacuna GP	Lacuna Hedge Fund
(a)	Beneficial Ownership(2)	2,283,298	2,283,298	2,283,298
(b)	Percentage of Class (3)	19.99%	19.99%	19.99%
(c)(i)	Sole Voting Power	0	0	0
(c)(ii)	Shared Voting Power(2)	2,283,298	2,283,298	2,283,298
(c)(iii)	Sole Dispositive Power	0	0	0
(c)(iv)	Shared Dispositive Power(2)	2,283,298	2,283,298	2,283,298

(1)	This Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Lacuna Hedge Fund holds 1,620,000 shares and warrants to purchase 663,298 shares that are exercisable within 60 days. Lacuna Hedge Fund also holds warrants to purchase up to 416,702 shares that are not exercisable within 60 days. By their terms, the warrants held by Lacuna Hedge Fund are not exercisable to the extent that exercise would result in the Lacuna Entities acquiring beneficial ownership of greater than 19.99% of the Issuer’s issued and outstanding Common Stock. If all of the 1,080,000 warrants were exercised in full, the Lacuna Entities would beneficially own 2,700,000 shares, which would represent beneficial ownership of approximately 22.8% of the Issuer’s issued and outstanding Common Stock. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.

(3)	This percentage is calculated based upon 10,758,905 shares of the Issuer’s Common Stock outstanding as of April 20, 2007 (plus shares issuable upon the exercise of warrants exercisable within 60 days), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on April 26, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the Lacuna Hedge Fund partnership agreement, the general partners and the limited partners of such entity may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by such entity. No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

CUSIP No.	[None]	13 G	Page	7	of	10

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	[None]	13 G	Page	8	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2007
LACUNA HEDGE FUND LLLP
By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett

J.K. Hullett, Member

LACUNA HEDGE GP LLLP
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett

J.K. Hullett, Member

	LACUNA,	LLC

/s/ J.K. Hullett

J.K. Hullett, Member

CUSIP No.	[None]	13 G	Page	9	of	10
EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.